FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1           Name and Address of Company

Mala Noche Resources Corp. (“Mala Noche” or the “Company”)
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Item 2           Date of Material Change

July 20, 2010

Item 3           News Release

A news release was issued by the Company on July 20, 2010 and distributed through Marketwire.

Item 4           Summary of Material Change

On July 20, 2010, the Company announced that it had closed its public offering of subscription receipts.

Item 5           Full Description of Material Change

5.1                 Full Description of Material Change Public Offering

On July 20, 2010 the Company announced that it had closed its public offering (the “Offering”) of 50,000,000 subscription receipts at a price of $6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $300 million. The Company’s Subscription Receipts commenced trading on the TSX Venture Exchange under the symbol MLA.R. A syndicate led by Canaccord Genuity Corp. acted as underwriters (the “Underwriters”) in connection with the Offering.

Each Subscription Receipt will entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”).

The gross proceeds of the Offering have been deposited into escrow (the “Escrowed Funds”) with Computershare Trust Company of Canada, the Subscription Receipt Agent. The Escrowed Funds will be released to Mala Noche, net of offering expenses and commissions, immediately before the closing of the Acquisition, provided that all other conditions of closing have been satisfied. If the Acquisition is not completed by 60 days following the closing of the Offering, the Escrowed Funds, plus any accrued interest earned on the Escrowed Funds, will be returned pro rata to each holder of the Subscription Receipts in exchange for the number of Subscription Receipts held by such holder.

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part, to purchase up to 7.5 million additional Subscription Receipts at any time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Company has also agreed to issue to the Underwriters broker warrants upon release from escrow of the Escrowed Funds. The broker warrants will entitle the Underwriters to purchase up to 1% of the post-consolidation common shares of the Company issued in connection with the Offering at a price of $6.00 per share until 18 months following the close of the Acquisition.

The net proceeds of the Offering will be used to finance the Acquisition and provide working capital. The Company will consolidate all of its common shares on a 20 to one basis immediately prior to the closing of the Acquisition.

5.2                Disclosure for Restructuring Transactions

Not applicable.

Item 6           Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7           Omitted Information

Not applicable.

Item 8           Executive Officer

Wade Nesmith
Executive Chairman
Mala Noche Resources Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-895-7450

Item 9           Date of Report

July 20, 2010

Forward Looking Statements

This news release contains certain statements that may be deemed “forward-looking statements”, such as references to the acquisition of producing assets, the exercise of the over-allotment option, and the consolidation of common shares. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.